UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022
Commission file number: 001-39721
NEOGAMES S.A.
(Translation of registrant’s name into English)
63-65, rue de Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
 (Address of principal executive offices)
_____________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On May 30, 2022, NeoGames S.A (NASDAQ: NGMS) issued a press release titled “NeoGames S.A. completes the offer to the shareholders of Aspire Global plc and extends the acceptance period,” a copy of which is attached to this form 6-K as Exhibit 99.1.
EXHIBIT INDEX
Exhibit	Description
99.1*	Press release dated May 30, 2022 titled “NeoGames S.A. completes the offer to the shareholders of Aspire Global plc and extends the acceptance period”

* Furnished herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: May 31, 2022